

May 4, 2011

Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re:** **BEFUT International Co., Ltd.**
> **Forms 10-K for the fiscal years ended June 30, 2010 and**
> **June 30, 2009**
> **Forms 10-Q for the periods ended December 31, 2010, September 30, 2010,**
> **March 31, 2010, December 31, 2009 and September 30, 2009**
> **File No. 0-51336**

Dear Mr. Cao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

1. We note your response to comment nine from our letter dated March 24, 2011. Please revise your statements of income (loss) for the year ended June 30, 2009 to present costs related to the reverse merger within operating expenses. Alternatively, please tell us the relevant accounting literature you relied upon to support your presentation outside of income from operations. Please also tell us the nature of the other income (expenses) reflected in your

consolidated financial statements for 2010 and 2009. Address our above concerns regarding the classification of your merger costs as it relates to your consolidated financial statements as well.

2. As a related matter, it is unclear why your parent only financial statements do not include your investments in all your subsidiaries accounted for under the equity method such as BEFUT Nevada, BEFUT HongKong and WFOE. Please advise or revise your parent only financial statements accordingly.

3. Please confirm that your parent only financial statements will be audited. Please refer to Rule 5-04(c) of Regulation S-X.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

4. We note your response to comment 10 from our letter dated March 24, 2011. It is unclear if the amounts of ($110,640) for fiscal 2010 and ($10,708) for fiscal 2009 represent comprehensive losses attributable to noncontrolling interest or comprehensive income. Please either revise to remove the parentheses from around the numbers or revise the title of this line item to indicate that the amounts presented are intended to represent comprehensive losses.

Consolidated Statements of Stockholders' Equity, page F-4

5. We note your response to prior comment 11 from our letter dated March 24, 2011. Tell us the nature of the costs incurred by Messrs. Li and Cao to acquire the patents such that they represent historical cost.

Consolidated Statements of Cash Flows, page F-5

6. We note your response to comments 12 from our letter dated March 24, 2011. We are unable to agree that the errors identified in comments 29 and 32 from our letter dated February 10, 2011 do not have a quantitative impact on the reported amounts. In your March 11, 2011 response letter, you demonstrated that if your cash flow statement were revised to correct the errors, net cash provided by operating activities for the year ended June 30, 2009 would have decreased from the inflows of $2.5 million report to an outflow of nearly $1 million. Your revised cash flow statement reflecting the error corrections also demonstrates that there would have been significant changes in cash and cash equivalents as of June 30, 2010 and 2009 per your cash flow statement due to the removal of restricted cash from these amounts. Furthermore, as a result of the errors identified, you indicated in your March 11, 2011 response letter that the net increase in cash and cash equivalents for the year ended June 30, 2010 was $1.1 million instead of the $1.7 million previously reported, a difference of 35%. We believe that a reasonable person could consider such substantial differences to be important. We believe that your financial statements for the years ended June 30, 2010 and 2009 should be restated to reflect the correction of all errors identified.

7. As a related matter, when you file your amended Form 10-K to correct these errors (and any other errors identified during the comment process, for example, those identified in your response to comments 9 and 18 from our letter dated March 24, 2011), please ensure that your Form 10-K/A addresses the following:
    *   Provide the financial statement disclosures required by ASC 250-10-50, as well as a clear description of each individual error that was detected and subsequently corrected;
    *   Label the relevant columns in your restated financial statements as "restated";
    *   Ensure that your auditor's opinion includes an explanatory paragraph making reference to the restatement; and
    *   Consider whether the circumstances which led to the restatement caused you to re-evaluate your previous assessments regarding the effectiveness of your disclosure controls and procedures and internal controls over financial reporting as of June 30, 2010.

    Please also consider the need to file an Item 4.02 Form 8-K which would include a description of the errors identified and an indication that the financial statements should no longer be relied upon until they are amended.

Note 21 – Subsequent Events, page F-16

8. We note your response to comment 23 from our letter dated March 24, 2011. Please show us how you will revise your future filing disclosures to disclose the carrying amount of any liabilities recognized in connection with the Guaranty with Dalian Vastitude or alternatively, disclose how you determined no liability was considered necessary.

    You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Andrew P. Schoeffler, Staff Attorney at (202) 551-3748 with any other questions.

    Sincerely,

    Rufus Decker
    Accounting Branch Chief

CC: Michael Peng, Esq., Pryor Cashman LLP
        Via facsimile to (212) 798-6318